July 20, 2005



Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194


	Re:	American Petroleum Group, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
		Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      Filed May 27, 2005
		File No. 0-49950


Dear Mr. Carroll:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. We note in the third paragraph of the Report of Independent Registered Public Accounting Firm that "The Company has not properly implemented and accounted for stock option expense in accordance with generally accepted accounting principles;" and that "The effect of this departure from generally accepted accounting principles has not been determined (see Note I)." Please note that a qualified auditors` opinion is not consistent with the requirements of Rule 2-
02(b) of Regulation S-X. Refer to SAB Topic 1E.2 and amend your filing to include an unqualified auditors` opinion on your financial statements. Once you have filed financial statements presented in accordance with GAAP, we may have further comments.

2. Please ensure that the accountants report is signed and indicates the city and State where issued as required by Rule 2-02(a) of Regulation S-X.

Certifications

3. The wording of your certifications pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 and Rules 13a-14(a) or 15d-14(a) should be exactly as set forth in Exhibit 31 of Regulation S-B. This comment also applies to your Form 10-QSB.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Carroll
American Petroleum Group, Inc.
July 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010